FLEXIBLE SOLUTIONS INTERNATIONAL, INC.
                              615 Discovery Street
                           Victoria, British Columbia,
                                 Canada V8T 5G4


                                November 2, 2009



Jessica Kane
Securities and Exchange Commission
Mail Stop 4631
100 F Street, NE
Washington, DC 20549

      Re:   Flexible Solutions International, Inc.
            Form S-3
            File No. 333-158962

     Flexible Solutions International, Inc. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to November 4, 2009, 11:00 a.m. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     This letter supercedes our letter to you dated October 30, 2009.

                                     Very Truly Yours,



                                     /s/ Daniel B. O'Brien
                                     -------------------------------------
                                     Daniel B. O'Brien, Chief Executive Officer